Matthew T. Bush

Direct Dial: +1.858.523.3962

Matt.Bush@lw.com

November 29, 2018

12670 High Bluff Drive

San Diego, California 92130

Tel: +1.858.523.5400     Fax: +1.858.523.5450

www.lw.com

FIRM / AFFILIATE OFFICES

Beijing	Moscow
Boston	Munich
Brussels	New York
Century City	Orange County
Chicago	Paris
Dubai	Riyadh
Düsseldorf	Rome
Frankfurt	San Diego
Hamburg	San Francisco
Hong Kong	Seoul
Houston	Shanghai
London	Silicon Valley
Los Angeles	Singapore
Madrid	Tokyo
Milan	Washington, D.C.

VIA EDGAR AND HAND DELIVERY

Ms. Mary Beth Breslin

Branch Chief

Office of Healthcare and Insurance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Gossamer Bio, Inc.
Draft Registration Statement on Form S-1
Submitted October 11, 2018
CIK No. 0001728117

Dear Ms. Breslin:

We are in receipt of the Staff’s letter dated November 8, 2018 with respect to the above-referenced confidential draft Registration Statement (the “Registration Statement”). We are responding to the Staff’s comments on behalf of Gossamer Bio, Inc. (“Gossamer” or the “Company”) as set forth below. Simultaneously with the submission of this letter, the Company is confidentially submitting via EDGAR Amendment No. 1 to the draft Registration Statement (the “Amended Registration Statement”) responding to the Staff’s comments and updating the Registration Statement. Courtesy copies of this letter and the Amended Registration Statement (marked to show changes to the Registration Statement) are being submitted to the Staff by hand delivery.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Amended Registration Statement. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

Prospectus Summary

Our Development Programs, page 1

1.

We note that your pipeline table includes the three preclinical programs that you are exploring and that you expect to file an IND application for at least one of these programs in the next twelve months. As your narrative disclosure only briefly discusses these programs, and they are not

November 29, 2018

otherwise discussed in the Summary section, please explain to us why you believe these programs are sufficiently material to your business to be included in your pipeline table.

Gossamer’s Response: The Company respectfully advises the Staff that the Company believes including the preclinical programs in the table provides investors with meaningful information about the broad scope of the Company’s current and future development focus areas. So while it is difficult to predict the potential future materiality of any single development program given the nature of drug development, the Company believes providing investors with a view on the number and types of programs the Company is evaluating is important for investors to understand. In addition, the Company has highlighted that the table presents a summary of its current “Development Programs” and not a traditional “pipeline” table limited to clinical programs, to further distinguish for investors the nature of the development programs summarized. The Company further advises the Staff that the disclosure throughout the prospectus makes clear to investors the distinction between its clinical and preclinical programs as well as the current state of such programs. However, the Company has revised the disclosure on page 3 of the Amended Registration Statement to add additional detail regarding the preclinical programs in response to the Staff’s comment.

2.

You state here and elsewhere in your prospectus that GB001 is “potent.” Please remove all statements that present your conclusions regarding the efficacy of your product candidate as this is a determination within the authority of the U.S. Food and Drug Administration and comparable regulatory bodies.

Gossamer’s Response: The Company has revised the disclosure on pages 2, 91 and 94 of the Amended Registration Statement in response to the Staff’s comment.

3.

We note your statement in the first paragraph on page 2 that GB001 showed a statistically significant improvement in a Phase 2 trial as compared to placebo. Balance your disclosure by disclosing that GB001 did not meet its primary efficacy endpoint of forced expiratory volume in another Phase 2 trial of 248 patients. Also disclose the serious adverse event that occurred in a Phase 1 trial, and in the Business section, explain how statistical significance relates to the FDA’s evidentiary standards of efficacy.

Gossamer’s Response: The Company has revised the disclosure on pages 2 and 92 of the Amended Registration Statement in response to the Staff’s comment regarding GB001’s failure to meet its primary efficacy endpoint in the additional Phase 2 clinical trial. The Company respectfully advises the Staff that, as disclosed in the Amended Registration Statement, the serious adverse event (“SAE”) that occurred in the Phase 1 trial was at a dose (160 mg) eight times higher than the highest dose Teijin tested in its Phase 2 clinical trial. As such, the Company believes highlighting the SAE in the Prospectus Summary is not meaningful to an investor’s understanding of the drug nor the summary results presented in the overview. Furthermore, this can be potentially confusing to investors given the vast difference in the earlier Phase 1 trial dose and the doses being tested by the Company, as well as the fact the trial was conducted using only Japanese subjects. The Company advises the Staff that it will, however, continue to evaluate potential disclosure for any future reported safety results from its ongoing trials to ensure any efficacy results disclosed are well balanced with appropriate safety disclosure. In addition, the Company has updated the disclosure on page 98 of the Amended Registration Statement to explain statistical significance in response to the Staff’s comment.

November 29, 2018

Our Strategy, page 3

4.

We refer to your statement here that critical components of your strategy include “rapidly” advancing your product candidates through the development process, and similar statements on page 91 that you have received FDA feedback to “expedite” your development programs for GB001 and GB002, and that you plan to seek “streamlined pathways” for GB004. Please tell us why you believe this time frame is realistic given the lengthy and uncertain process of seeking regulatory approval. To this end, we note your statement in the second full paragraph on page 104 that you plan to discuss the possibility of accelerated FDA pathways if you meet the primary endpoint of your planned Phase 2/3 PAH trial and you observe a favorable trend in key secondary endpoints with a tolerable safety profile.

Gossamer’s Response: The Company has revised the disclosure on pages 3 and 93 of the Amended Registration Statement to remove any perceived assumptions that the Company will be able to “rapidly” advance development given its current stage.

Risks Related to Our Business, page 4

5.	Please expand the last bullet to disclose that your intellectual property rights for GB002 and GB004 are in-licensed, and include sublicenses from other third parties.

Gossamer’s Response: The Company has revised the disclosure on page 4 of the Amended Registration Statement in response to the Staff’s comment.

6.

Please expand your discussion to disclose that your assumptions about the potential approval of your products are based on trial data primarily collected by other companies, as you explain in your risk factor on page 13. In addition, in your Business discussion of the GB001 trials, please clarify whether you have rights to all the data for the trial conducted by Pulmagen and Teijin.

Gossamer’s Response: The Company has revised the disclosure on pages 4 and 97 of the Amended Registration Statement in response to the Staff’s comment.

7.

Add a bullet to discuss the concentration of ownership by your officers, directors and principal stockholders, that many of your current directors are appointed by such stockholders, and that HH Goss has the right to designate a board member and have such member appointed to any board committee effective as of the closing of this offering.

Gossamer’s Response: The Company has revised the disclosure on pages 5 and 59 of the Amended Registration Statement in response to the Staff’s comment.

Implications of Being an Emerging Growth Company, page 5

8.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Gossamer’s Response: The Company acknowledges the Staff’s comment and will provide to the Staff on a supplemental basis under separate cover copies of all written materials that the Company, or anyone authorized to do so on the Company’s behalf, has presented to potential investors in reliance on

November 29, 2018

Section 5(d) of the Securities Act of 1933, as amended. In the event the Company determines to present additional communications to potential investors in reliance on Section 5(d) of the Securities Act, it will provide the Staff with copies of such additional written materials on a supplemental basis.

Use of Proceeds, page 67

9.

To the extent known, please revise to separately disclose the estimated amounts you intend to use to continue development of GB001 for its various indications, and your other programs. Please also indicate how far you expect the proceeds of the offering will allow you to proceed with the development of each of your programs. Refer to Instruction 3 to Item 504 of Regulation S-K.

Gossamer’s Response: The Company has revised the disclosure on page 68 of the Amended Registration Statement in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Six Months Ended June 30, 2017 and 2018

Research and development, page 79

10.

Please disaggregate research and development expense between preclinical and clinical. In addition, please disaggregate direct research and development expenses for GB001 and GB002 separately. If you cannot disaggregate these amounts please disclose why.

Gossamer’s Response: The Company has revised the disclosure on page 82 of the Amended Registration Statement in response to the Staff’s comment.

Critical Accounting Policies and Significant Judgments and Estimates

Stock-based compensation, page 85

11.

Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Gossamer’s Response: The Company respectfully advises the Staff that the Company will supplementally provide the requested information with respect to the differences between recent valuations of the Company’s common stock leading up to the IPO and the estimated offering price range once an offering estimated price range has been determined.

Business

Clinical Development History of GB001, page 95

12.

We note your statement that you acquired GB001 through your acquisition of Pulmagen, and your disclosure elsewhere in your prospectus that you acquired rights to GB001 through your acquisition of AA Biopharma Inc. Please explain to us the relationship between Pulmagen and AA Biopharma.

Gossamer’s Response: The Company supplementally advises the Staff that Pulmagen is a wholly-owned subsidiary of AA BioPharma, and therefore an indirect wholly-owned subsidiary of the

November 29, 2018

Company. The Company has revised the disclosure on pages 78, 97 and 157 of the Amended Registration Statement to describe this relationship.

Summary of Completed Japanese Phase 2 Clinical Trial, page 95

13.	Please revise your narrative disclosure regarding Figures 3 and 4 to explain how the measurements reflected in the axes relate to the secondary endpoint of time-to-first exacerbation.

Gossamer’s Response: The Company has revised the disclosure on page 98 of the Amended Registration Statement in response to the Staff’s comment.

GB004 (HIF-1a Stabilizer), page 104

14.	Please expand your discussion on page 107 to disclose the number of patients involved in the SAD and MAD trials, as well as the dosages used in those trials and the planned Phase 1b trial.

Gossamer’s Response: The Company has revised the disclosure on page 109 of the Amended Registration Statement in response to the Staff’s comment.

License Agreements, page 110

15.

Please revise your discussion of the Pulmokine agreement to disclose that the licensed intellectual property includes rights licensed by Pulmokine from third parties, including any material terms of those agreements that affect your agreement with Pulmokine, as well as the effects of any termination of the third-party licenses. Also disclose the royalty term. Please make corresponding revisions to your discussion on the Aerpio license agreement.

Gossamer’s Response: The Company has revised the disclosure on pages 112 and 113 of the Amended Registration Statement in response to the Staff’s comment.

Intellectual Property, page 111

16.	Please revise to disclose the foreign jurisdictions in which you have issued or pending patent applications, the type of patent protection to which they relate, and expected expiration dates.

Gossamer’s Response: The Company has revised the disclosure on page 114 of the Amended Registration Statement in response to the Staff’s comment.

Principal Stockholders, page 159

17.	Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by HH Goss Holdings LLC.

Gossamer’s Response: The Company has revised the disclosure on page 162 of the Amended Registration Statement in response to the Staff’s comment.

Financial Statements

Note 9: Stock-Based Compensation, page F-19

November 29, 2018

18.

You state “The weighted-average grant date fair value per share for the stock option grants during the six months ended June 30, 2018 was $0.58.” In addition the weighted-average fair value of your common stock was $0.58 (exercise price). Please confirm that the fair value of your common stock and the fair value of the options granted were both $0.58 or revise the disclosure as necessary. Refer to ASC 718-10-50-2d1.

Gossamer’s Response: The Company supplementally advises the Staff that the weighted-average grant date fair value per share for the stock options granted during the six months ended June 30, 2018 was $0.38, and the weighted-average fair value of the Company’s common stock was $0.58. The Company has updated the corresponding disclosure as of September 30, 2018 on page F-20 in the Amended Registration Statement.

General

19.

Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Gossamer’s Response: The Company respectfully acknowledges the Staff’s comment and confirms that the Amended Registration Statement contains all of the graphics, visuals and photographic information the Company currently intends to use in the prospectus.

*********

Any comments or questions regarding the foregoing should be directed to the undersigned at 858-523-3962. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Matthew T. Bush

Matthew T. Bush of LATHAM & WATKINS LLP
cc:	Dorrie Yale, Securities and Exchange Commission
Vanessa Robertson, Securities and Exchange Commission
Lisa Vanjoske, Securities and Exchange Commission
Sheila Gujrathi, M.D., Gossamer Bio, Inc.
Bryan Giraudo, Gossamer Bio, Inc.
Christian Waage, Gossamer Bio, Inc.
Charles S. Kim, Cooley LLP